SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
KOMAG, INCORPORATED
(Name of Subject Company)
KOMAG, INCORPORATED
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

500453204
(CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq.
Page Mailliard, Esq.	Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
650 Page Mill Road	One Market, Spear Tower, Suite 3300
Palo Alto, CA 94304	San Francisco, CA 94105
(650) 493-9300	(415) 947-2000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EMAIL SENT BY TIMOTHY HARRIS TO ALL KOMAG EMPLOYEES
My Fellow Komag Employees,
We have issued two press releases today.
Komag and Western Digital have announced an agreement for Western Digital to acquire Komag pursuant to a tender offer. This is obviously a very important event for both Komag and Western Digital. We expect the combination of the two companies will make Western Digital a much stronger and integrated company. Both Boards of Directors have unanimously approved this transaction.
We believe that this transaction is in many ways the most logical step for both companies, and that this is the right deal at the right time for both Komag and Western Digital. The deal is subject to customary closing conditions, but right now it is expected to close sometime during the third quarter.
We strongly believe that this is the right deal for both Komag’s employees and shareholders. We recognize that this type of announcement can bring with it some level of concerns and uncertainties, but we are committed to communicating as much as possible with employees on a regular basis so that everyone is aware of what is going on. We have scheduled a communications meeting at all sites and we encourage people to attend.
Employees should not be commenting on anything not included in these press releases.
Tim Harris
Additional Information
The tender offer for the outstanding common stock of Komag has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Komag common stock will be made only pursuant to an offer to purchase and related materials that Western Digital Corporation intends to file with the SEC on Schedule TO. Komag also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Komag stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Komag stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from the Information Agent named in the tender offer documents, from Western Digital Corporation (with respect to documents filed by Western Digital Corporation with the SEC), or from Komag (with respect to documents filed by Komag with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Western Digital Contacts:
Bob Blair
Investor Relations
949.672.7834
robert.blair@wdc.com
Steve Shattuck
Public Relations
949.672.7817
steve.shattuck@wdc.com
Komag contact:
Kathy Bayless
Chief Financial Officer
408.576.2000
ir_web@komag.com
FOR IMMEDIATE RELEASE:
WESTERN DIGITAL TO ACQUIRE KOMAG
—Positions WD as a Leading Vertically Integrated HDD Supplier
—$1 Billion Cash Acquisition of Media Supplier
LAKE FOREST, CA, June 28, 2007—Western Digital Corporation (“WD”) (NYSE: WDC), and Komag, Incorporated (“Komag”) (NASDAQ: KOMG) announced today that the two companies have entered into a definitive agreement for WD to acquire Komag for $32.25 in cash per share for a value of approximately $1 billion. The acquisition of Komag, a leading media manufacturer, will further strengthen WD’s position as a highly-efficient hard drive maker by integrating media, one of the critical technology components of a hard drive.
The transaction will be structured as a cash tender offer for all the outstanding shares of Komag common stock, followed by a merger of a wholly-owned subsidiary of WD into Komag in which the remaining shareholders of Komag will receive $32.25 in cash. The transaction has been unanimously approved by the board of directors of each company and is subject to customary closing conditions, including regulatory approvals, and is expected to close in the third calendar quarter of 2007.
WD will fund the transaction, including the expected retirement of Komag’s convertible notes due 2014, through a combination of the companies’ cash and proceeds from a senior secured term loan of up to $1.25 billion.
“This acquisition is a significant step in the evolution and differentiation of WD as a leader in the worldwide hard drive industry,” said John Coyne, WD President and Chief Executive Officer. “Following the successful integration of the Read-Rite head assets since 2003, we are very excited by the opportunity to drive incremental profitability and efficiencies in the WD business model through the full integration of Komag’s media operation. This acquisition will enable WD to optimize synergies through the integration of heads and media, secure our long-term supply of media, and sharpen our ability to deliver high quality, highly reliable and cost-effective products to our customers. We believe that Komag’s highly-skilled employees, an industry-leading position with perpendicular magnetic recording media, and its operational excellence will further strengthen WD’s competitive position. Together, we have the right team to deliver on WD’s strategy to achieve profitable growth.”
Tim Harris, Komag’s Chief Executive Officer stated, “We believe WD is the best partner for Komag and are very excited by the benefits this transaction delivers to both our shareholders and employees. In particular, we believe the transaction with WD provides our shareholders with an attractive price as well as value certainty. The acquisition of Komag by WD is the natural next step in the customer-supplier relationship between the two companies. WD is closely embedded as a customer in Komag’s processes and is uniquely positioned to benefit from the Komag media capabilities.”
Tim Leyden, WD’s Executive Vice President of Finance, stated, “While the primary purpose of the acquisition is strategic in terms of access to technology and supply, we expect to realize meaningful cost benefits. Those cost benefits should enable the company to achieve incremental gross margin and net margin improvements before the amortization of acquisition-related intangibles within 12 months as we integrate Komag into our operations.”
Komag’s Updated Business Outlook for the Second Quarter of 2007:
Separately in another press release issued today, Komag updated its business outlook for the June quarter.
Today’s Conference Call and Webcast
A joint investment community conference call hosted by WD and Komag focused on the announced transaction will be held today at 2 p.m. PDT to discuss this transaction. The live and archived conference call information is below:

When:	Thursday, June 28, 2007 at 2PM Pacific; 5PM Eastern
Dial-in:	888-810-3950 (toll free) or + 1-210-839-8553 (int’l)
Access code: Western Digital
Replay:	800-568-4548 (toll-free) or +1-402-998-0107 (int’l)
Access code: n/a (no code)
Webcast:	www.westerndigital.com/investor — Click on Conference Calls
www.komag.com
About WD
WD, one of the storage industry’s pioneers and long-time leaders, provides products and services for people and organizations that collect, manage and use digital information. The company produces reliable, high-performance hard drives that keep users’ data close-at-hand and secure from loss. WD applies its storage expertise to consumer products for external, portable and shared storage products.
WD was founded in 1970. The company’s storage products are marketed to leading systems manufacturers, selected resellers and retailers under the WD and WD brand names. Visit the Investor section of the company’s Web site (www.westerndigital.com) to access a variety of financial and investor information.
About Komag
Founded in 1983, Komag is a leading supplier of thin-film disks, the primary high-capacity storage medium for digital data. Komag leverages the combination of its world-class U.S. research and development center and Malaysian manufacturing operations to produce disks that meet the high-volume, stringent quality, low cost and demanding technology needs of its customers. By enabling rapidly improving storage density at ever-lower cost per gigabyte, Komag seeks to create extraordinary value for consumers of computers, enterprise storage systems and electronic appliances such as digital video recorders, game boxes and consumer electronic storage systems.
For more information about Komag, visit Komag’s Internet home page at http://www.komag.com. The Investors section of the Web site provides a variety of financial and investor information, including an investor presentation.
Forward Looking Statements
This release contains forward-looking statements that are subject to certain risks and uncertainties and are subject to change at any time. Factors that could cause actual results to differ materially include, but are not limited to, costs related to the proposed tender offer and merger, the risk of failing to meet the minimum tender condition or obtain any required stockholder or regulatory approvals or satisfy other conditions to the transaction, the risk that the transaction will not close or that closing will be delayed, the risk that our respective businesses will suffer due to uncertainty related to the transaction and other risks related to our respective businesses set forth in WD and Komag’s filings with the Securities and Exchange Commission, including our respective quarterly Reports on Form 10-Q for the quarter ended March 31, 2007 and April 1, 2007, respectively. There can be no assurance that the tender offer and second-step merger or any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of WD and Komag. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.
Additional Information and Where to Find it:
The tender offer for the outstanding common stock of Komag has not yet commenced. This document is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Komag common stock will be made only pursuant to an offer to purchase and related materials that WD intends to file with the SEC on Schedule TO. Komag also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Komag stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Komag stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from the Information Agent named in the tender offer documents, from WD (with respect to documents filed by WD with the SEC), or from Komag (with respect to documents filed by Komag with the SEC).
###

Investors and Press Contact:
Kathy Bayless
Chief Financial Officer
(408) 576-2000
ir_web@komag.com
Komag Provides Updated Second Quarter 2007 Business Outlook
FOR IMMEDIATE RELEASE
SAN JOSE, Calif., June 28, 2007 — Komag, Incorporated (Nasdaq: KOMG), a leading independent supplier of thin-film media for disk drives, is updating its business outlook for the second quarter of 2007.
The Company currently expects revenue for the second quarter of 2007 to be down at least 30% as compared to the first quarter of 2007. Due to the significant reduction in revenue, the Company also expects to incur a substantial operating loss in the second quarter of 2007.
About Komag
Founded in 1983, Komag is a leading independent supplier of thin-film disks, the primary high-capacity storage medium for digital data. Komag leverages the combination of its world-class U.S. research and development center and Malaysian manufacturing operations to produce disks that meet the high-volume, stringent quality, low cost and demanding technology needs of its customers. By enabling rapidly improving storage density at ever-lower cost per gigabyte, Komag seeks to create extraordinary value for consumers of computers, enterprise storage systems and electronic appliances such as digital video recorders, game boxes and consumer electronic storage systems.
For more information about Komag, visit Komag’s Internet home page at http://www.komag.com. The Investors section of the website provides a variety of financial and investor information, including an investor presentation. To request an investor packet, call Komag’s Investor Relations at 408-576-2901.
Forward-Looking Statements
This press release contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby.

These statements represent the Company’s current judgment and include, but are not limited to, the expectations regarding the Company’s revenue, operating results and projected operating loss for the second quarter of 2007. The Company’s actual results for future periods could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, the Company’s ability to achieve operating yield, cost and profitability targets, adverse changes in the currency exchange rate for the Malaysian ringgit, continued customer demand and the impact of demand variation on factory utilization, the performance by the Company and customers of their obligations under the respective increased capacity arrangements, changes in demand, changes in the price and availability of raw materials (including ruthenium which has experienced significant price increases), variability in demand and associated impact on average selling price of disks, the Company’s ability to satisfy customer qualification requirements and meet shipping demands, and the Company’s ability to produce new generation disks in volume and the other factors described in the Company’s reports filed with the Securities and Exchange Commission, including, but not limited to, our most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Komag undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.